July 30, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

Re:	American Homes 4 Rent
Registration Statement on Form S-11 (File No. 333-189103)

Dear Mr. Dang:

As the managing underwriters of the proposed public offering of up to 44,117,647 Class A common shares of American Homes 4 Rent (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on July 31, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated July 19, 2013, through the time of effectiveness:

Preliminary Prospectus dated July 19, 2013:

11,743 copies to 9,201 prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Goldman, Sachs & Co.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

FBR Capital Markets & Co.

By:	/s/ Richard J. Hendrix
Name: Richard J. Hendrix
Title: Chairman and CEO

J.P. Morgan Securities LLC

By:	/s/ Karin Ross
Name: Karin Ross
Title: Vice President

Wells Fargo Securities, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director